SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: September 29, 2006
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the June 2006 Mid-Year Report, which appears immediately following this page.

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market and macro-economic trends, (2) legislative developments, governmental and regulatory trends, (3) movements in local and international securities markets, currency exchange rates and interest rates, (4) competitive pressures, (5) technological developments, (6) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2005. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Introduction

UBS produces regular quarterly reports, which are filed with the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with UBS’s Annual Report on Form 20-F for the year ended 31 December 2005, filed with the SEC on 21 March 2006, the restated Financial Report 2005 filed with the SEC on form 6-K on 2 June 2006 as well as UBS’s First Quarter 2006 Report and Second Quarter 2006 Report filed with the SEC on form 6-K on 4 May 2006 and 15 August 2006, respectively.

Operating and Financial Review and Prospects

SEC regulations specify that the discussion of a company’s performance should be by comparison to the same period in the previous year (for example, comparing first half of current year to first half of previous year).

UBS normally makes comparisons to the corresponding period of the previous year when discussing its results and the results of those business units with significant seasonal components to their income streams (principally the Investment Bank). For its other individual business units however, UBS’s reporting normally focuses on the progression of results from one quarter to the next (comparing second quarter performance to first quarter performance of the same year, for example).

We have therefore provided the following disclosure which is supplementary to the disclosure already included in our first and second quarter 2006 reports, and which makes comparisons to prior periods as prescribed by the SEC. This disclosure should be read together with the discussion of results in our first and second quarter 2006 reports.

UBS REVIEW

Results

UBS reported net profit attributable to UBS shareholders (“attributable profit”) of CHF 6,651 million in first half 2006, compared with a net profit of CHF 4,772 million in first half 2005. Financial businesses contributed CHF 6,080 million to first half attributable profit, up from CHF 4,538 million a year earlier. Industrial holdings contributed CHF 571 million, or 8.6%, to UBS’s attributable profit in first half 2006, with CHF 193 million coming from continuing operations and CHF 378 million from discontinued operations. The latter figure reflects mainly the sale of Motor-Columbus in first quarter 2006.

UBS PERFORMANCE INDICATORS

We focus on four key performance indicators, designed to ensure the delivery of continuously improving returns to our shareholders. The first two indicators, return on equity and diluted earnings per share, are calculated on a full UBS basis. The cost/income ratio and net new money indicators are limited to our financial businesses. Results from continuing operations show:

• Annualized return on equity was 29.6% in first half 2006, up from 26.9% in the same period a year earlier and well above our target of 20% minimum over the cycle. Higher attributable net profit was offset by an increase in average equity from retained earnings.

• Diluted earnings per share of CHF 3.03 in first half 2006, up from CHF 2.14 in the same period a year earlier, reflecting the increase in net profit and a 3% reduction in the average number of shares outstanding due to further share buybacks. These figures also reflect the 2-for-1 share split made on 10 July 2006.

• A cost / income ratio in our financial businesses of 67.5% in first half 2006, below the 70.3% shown in the same period last year. The improvement reflected higher revenues in our businesses, outpacing the increase in operating expenses.

• Net new money of CHF 84.3 billion in first half 2006, up from CHF 66.2 billion a year earlier. Inflows remained strong. The wealth management units recorded inflows of CHF 64.8 billion in first half 2006, up from CHF 44.3 billion a year earlier. Inflows into the Swiss and international wealth management businesses were CHF 55.2 billion in first half 2006, up from CHF 33.8 billion a year earlier, driven by very strong inflows into our domestic European business and in Asia. Inflows into the US-based wealth management business were CHF 9.6 billion in first half 2006, down slightly from CHF 10.5 billion a year earlier, reflecting the decline in equity markets that started in the middle of May. Inflows into the asset management business, were CHF 16.2 billion in first half, down from CHF 18.7 billion a year earlier. The Swiss retail business saw inflows of CHF 3.3 billion, up from CHF 3.0 billion a year earlier.

Operating and Financial Review and Prospects

Financial Businesses Results

Income statement 1

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.06	30.6.05	1H05

Operating Income

Interest income		40,385	28,072	44

Interest expense		(37,227)	(23,201)	60

Net interest income		3,158	4,871	(35)

Credit loss (expense) / recovery		121	206	(41)

Net interest income after credit loss expense		3,279	5,077	(35)

Net fee and commission income		12,651	10,027	26

Net trading income		7,494	3,485	115

Other income		1,013	311	226

Total operating income		24,437	18,900	29

Operating expenses

Cash components		11,030	8,778	26

Share-based components	[2]	1,107	806	37

Total personnel expenses		12,137	9,584	27

General and administrative expenses		3,658	2,880	27

Services to / from other business units		(5)	(7)	29

Depreciation of property and equipment		566	623	(9)

Amortization of intangible assets		66	61	8

Total operating expenses		16,422	13,141	25

Operating profit from continuing operations before tax		8,015	5,759	39

Tax expense		1,753	1,202	46

Net profit from continuing operations		6,262	4,557	37

Discontinued operations

Profit from discontinued operations before tax		0	266	(100)

Tax expense		0	45	(100)

Net profit from discontinued operations		0	221	(100)

Net profit		6,262	4,778	31

Net profit attributable to minority interests		182	240	(24)

from continuing operations		182	240	(24)

from discontinued operations		0	0

Net profit attributable to UBS shareholders		6,080	4,538	34

from continuing operations		6,080	4,317	41

from discontinued operations		0	221	(100)

Additional information

Personnel (full-time equivalents)		71,882	69,200	4

Operating and Financial Review and Prospects
1	Excludes results from industrial holdings. 2. Additionally includes related social security contributions and expenses related to alternative investment awards.
2	Additionally includes related social security contributions and expenses related to alternative investment awards.

Operating and Financial Review and Prospects

Operating income

Total operating income was CHF 24,437 million in first half 2006, 29% higher than the same period a year earlier.

Net interest income was CHF 3,158 million in first half 2006, down from CHF 4,871 million a year earlier. Net trading income was CHF 7,494 million this half, more than doubling from CHF 3,485 million a year earlier.

As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned on trading positions (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.

At CHF 2,851 million, net income from interest margin products in first half 2006 was 9% higher than CHF 2,609 million a year earlier. The improvement reflected an increase in spreads for US dollar, euro and Swiss franc deposits and the growth in the wealth management margin lending business. Our domestic Swiss mortgage business also grew despite tight margins. This was partially offset by lower income from our declining Swiss recovery portfolio, which dropped by CHF 0.8 billion or 22% compared with a year-earlier.

Net income from trading activities, at CHF 7,262 million in first half 2006, was up by 33% from CHF 5,449 million a year ago. At CHF 2,393 million, equities trading income in first half 2006 rose 45% from CHF 1,653 million in the same period a year earlier. Derivatives trading was up significantly while the prime brokerage business continued to gain clients. Fixed income trading revenues, at CHF 3,748 million in first half 2006, rose 26% from CHF 2,975 million a year ago, when trading conditions were difficult and market volumes low. The rates business, particularly in mortgage-backed securities, government bonds and derivatives, saw performance improve significantly. Our credit business saw a year-on-year increase driven by structured investment grade credit trading. We recorded a loss of CHF 125 million relating to Credit Default Swaps (CDSs) hedging our loan exposures in first half 2006, compared with a gain of CHF 91 million in the same period a year earlier. Principal Finance and Credit Arbitrage (PFCA) and Commercial Real Estate (CRE) in the Investment Bank recorded higher results. Foreign exchange trading revenues increased by 35% to CHF 915 million in first half 2006 from CHF 677 million in the same period a year ago, mainly benefiting from the large increase in metals trading, especially in precious metals.

At CHF 539 million, net income from treasury and other activities in first half 2006 was up CHF 241 million or 81% from CHF 298 million a year earlier. Compared with last year, income benefited from foreign exchange options used to hedge our currency exposure. The increase also reflects dividend income from our stake in Julius Baer and the benefits of the higher capital base, which generated more interest revenues.

In first half 2006, net fee and commission income was CHF 12,651 million, up 26% from CHF 10,027 million a year earlier. The increase was mostly driven by strong net brokerage, investment fund, underwriting, corporate finance, and recurring asset-based fees. Underwriting fees rose 14% to CHF 1,629 million in first half 2006 from CHF 1,426 million a year earlier. Equity underwriting fees were up 40% at CHF 885 million while fixed income underwriting declined 6% to CHF 744 million. The former reflected growth in all regions, particularly in Asia, thanks to our role in the initial public offering of the Bank of China, for which we were joint global coordinator and bookrunner.

At CHF 778 million, corporate finance fees in first half 2006 increased 36% from CHF 574 million a year earlier, as clients took advantage of strategic opportunities in the brisk merger and acquisitions environment. Net brokerage fees increased 35% to CHF 3,231 million from CHF 2,398 million recorded in first half 2005, partly due to significant growth in the exchange traded derivatives business. Institutions and private clients also traded equities more actively in the period. Investment fund fees, at CHF 2,923 million in first half 2006, were up 33% from CHF 2,204 million in first half 2005, on increasing levels of invested assets in both UBS and third-party investment funds. Portfolio and other

Operating and Financial Review and Prospects

management fees increased 27% to CHF 3,125 million in first half 2006 from CHF 2,457 million a year earlier. The improvement reflects rising invested asset levels driven by higher markets compared with a year earlier, strong inflows of net new money, and to a lesser extent improved performance fees.

Other income rose 226% to CHF 1,013 million in first half 2006 from CHF 311 million in the same period a year ago. This was mainly due to gains from selling UBS’s stakes in the New York Stock Exchange, the London Stock Exchange, Babcock & Brown, and EBS Group.

Operating expenses

Total operating expenses were CHF 16,422 million. The increase of 25% from CHF 13,141 million a year earlier reflects higher performance-related personnel expenses and general and administrative costs as we continued to expand our business and hire new personnel in all key markets.

Personnel expenses were CHF 12,137 million in first half 2006, up from CHF 9,584 million a year earlier. The cash component was up 26%, due to higher salary expenses reflecting the continued hiring of new employees as well as increased performance-related accruals. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter. Expenses for share-based compensation were up 37% on accelerated vesting under good leaver plans and a rise in the share price partly offset by a decrease in the number of options granted.

At CHF 3,658 million in first half 2006, general and administrative expenses increased CHF 778 million from CHF 2,880 million in the same period a year ago. The main reason for the increase was the provision for Sumitomo settlement along with the year-earlier release of provisions and higher professional fees, increases in IT and other outsourcing, travel and entertainment, occupancy, marketing and public relations expenses. To a lesser extent, costs for rent and maintenance of computer hardware and telecommunications increased as well.

Depreciation was CHF 566 million in first half 2006, down 9% from CHF 623 million a year earlier on lower depreciation of IT, communications equipment and real estate, and partly offset by higher costs for leasehold improvement.

Amortization of intangible assets was CHF 66 million, up from CHF 61 million a year earlier.

Tax

We incurred a tax expense of CHF 1,753 million in first half 2006, reflecting an effective tax rate of 21.9%. In 2005, the full-year rate was 18.8%, with the rate benefiting from the release of provisions after the successful conclusion of tax audits. The tax rate for the first six months of 2006 also increased from full-year 2005 on changes in the geographical earnings mix. We believe that the half-year tax rate is a reasonable indicator for the year as a whole.

Fair value disclosure of shares and options

The fair value of shares granted up to and including second quarter 2006 rose to CHF 1,649 million from CHF 1,521 million in first quarter. This was also higher than the grant total of CHF 1,381 million for full-year 2005. The increase in grants compared with 2005 is primarily driven by performance-based compensation.

The fair value of options granted in first half 2006 was CHF 508 million, up from CHF 336 million a year earlier. The increase reflects a higher fair value per option, primarily due to an increase of the underlying share price, offset by a 3% drop in the number of options granted.

Most share-based compensation is granted in the first quarter of the year, with any further grants mainly those made under the Equity Plus program, an ongoing employee participation program under which voluntary investments in UBS shares each quarter are matched with option awards.

Operating and Financial Review and Prospects

These amounts, net of estimated forfeited awards, will be recognized as compensation expense over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Operating and Financial Review and Prospects

Global Wealth Management & Business Banking

Business Group Reporting

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.06	30.6.05	1H05

Income		10,814	9,161	18

Adjusted expected credit loss	[1]	86	45	91

Total operating income		10,900	9,206	18

Cash components		4,568	4,026	13

Share-based components	[2]	152	123	24

Total personnel expenses		4,720	4,149	14

General and administrative expenses		1,399	1,240	13

Services to / from other business units		531	481	10

Depreciation of property and equipment		107	101	6

Amortization of intangible assets		28	28	0

Total operating expenses		6,785	5,999	13

Business Group performance before tax		4,115	3,207	28

Performance indicators
Cost / income ratio (%)	[3]	62.7	65.5

Capital return and BIS data

Return on allocated regulatory capital (%)	[4]	40.5	34.6

BIS risk-weighted assets		150,806	143,845	5

Goodwill		5,100	5,248	(3)

Allocated regulatory capital	[5]	20,181	19,633	3

Additional information
Client assets (CHF billion)		2,968	2,598	14

Personnel (full-time equivalents)		44,996	43,634	3

1	In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see Note 2 to the 30 June 2006 financial statements).

2	Additionally includes related social security contributions and expenses related to alternative investment awards.

3	Operating expenses / income.

4	Year to date Business Group performance before tax (annualized) / allocated regulatory capital year to date average.

5	10% of BIS risk-weighted assets plus goodwill.

Operating and Financial Review and Prospects

Wealth Management International & Switzerland

Business Unit Reporting

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.06	30.6.05	1H05

Income		5,389	4,236	27

Adjusted expected credit loss	[1]	(15)	(2)	(650)

Total operating income		5,374	4,234	27

Cash components		1,561	1,205	30

Share-based components	[2]	60	47	28

Total personnel expenses		1,621	1,252	29

General and administrative expenses		421	383	10

Services to / from other business units		730	681	7

Depreciation of property and equipment		39	36	8

Amortization of intangible assets		4	4	0

Total operating expenses		2,815	2,356	19

Business Unit performance before tax		2,559	1,878	36

Performance indicators
Invested assets (CHF billion)		1,017	890	14

Net new money (CHF billion)	[3]	55.2	33.8

Gross margin on invested assets (bps)	[4]	106	102	4

Cost / income ratio (%)	[5]	52.2	55.6

Cost / income ratio excluding the European wealth management business (%)		48.1	49.2

Client advisors (full-time equivalents)		4,419	3,992	11

International clients
Income		3,919	3,037	29

Invested assets (CHF billion)		759	659	15

Net new money (CHF billion)	[3]	50.6	31.5

Gross margin on invested assets (bps)	[4]	103	100	3

European wealth management (part of international clients)
Income		488	327	49

Invested assets (CHF billion)		130	101	29

Net new money (CHF billion)	[3]	13.7	12.5

Client advisors (full-time equivalents)		828	819	1

Swiss clients
Income		1,470	1,199	23

Invested assets (CHF billion)		258	231	12

Net new money (CHF billion)	[3]	4.6	2.3

Gross margin on invested assets (bps)	[4]	113	108	5

Capital return and BIS data
Return on allocated regulatory capital (%)	[6]	82.3	76.9

BIS risk-weighted assets		47,324	38,996	21

Goodwill		1,521	1,502	1

Allocated regulatory capital	[7]	6,253	5,402	16

Additional information
Recurring income	[8]	3,938	3,113	27

Client assets (CHF billion)		1,278	1,108	15

Personnel (full-time equivalents)		12,618	10,901	16

Operating and Financial Review and Prospects

1	In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see Note 2 to the 30 June 2006 financial statements).

2	Additionally includes related social security contributions and expenses related to alternative investment awards.

3	Excludes interest and dividend income.

4	Income (annualized) / average invested assets.

5	Operating expenses / income.

6	Year to date Business Unit performance before tax (annualized) / allocated regulatory capital year to date average.

7	10% of BIS risk-weighted assets plus goodwill.

8	Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.

Operating and Financial Review and Prospects

Performance indicators

Net new money in first half 2006 was a record CHF 55.2 billion, up from CHF 33.8 billion in the same period a year earlier. The international clients area reported inflows of CHF 50.6 billion, driven by record inflows into the domestic European business and strong contributions from Asian clients. The Swiss clients area showed an inflow of CHF 4.6 billion, up from CHF 2.3 billion a year earlier.

Invested assets on 30 June 2006 were CHF 1,017 billion, up 14% or CHF 127 billion from the same date a year earlier. The increase reflected the strong inflows of net new money and rising markets partly offset by the decline of the US dollar against the Swiss franc (35% of invested assets are denominated in US dollars).

In first half 2006, the gross margin on invested assets was 106 basis points, up four basis points from the same period a year earlier, reflecting increased client transaction activity and higher interest income.

In first half 2006, the cost/income ratio was 52.2%, down 3.4 percentage points from a year earlier, as the rise in income outpaced the increase in operating expenses.

Results

In first half 2006, pre-tax profit was CHF 2,559 million, up 36% from CHF 1,878 million in the same period a year earlier.

Operating income

Total operating income was CHF 5,374 million in first half 2006, up from CHF 4,234 million a year earlier. Recurring income rose CHF 825 million or 27% to CHF 3,938 million, benefiting from the increase in interest income from our increased lending portfolio and the rising asset base, which drove portfolio, investment fund, advisory and custodian fees higher. Non-recurring income rose 29% to CHF 1,451 million in first half 2006 from CHF 1,123 million in the same period a year earlier, reflecting increased brokerage and investment fund fees and high levels of client activity.

Operating expenses

Operating expenses were CHF 2,815 million in first half 2006, up CHF 459 million or 19% from CHF 2,356 million a year earlier. Personnel expenses rose to CHF 1,621 million in first half 2006 from CHF 1,252 million a year earlier, mainly reflecting increasing staff numbers and higher performance-related compensation. General and administrative expenses were CHF 421 million, up CHF 38 million from a year earlier due to continued business expansion. Expenses for services from other business units increased by CHF 49 million or 7% to CHF 730 million in first half 2006 from CHF 681 million a year earlier due to higher IT charges from other business groups. Depreciation increased to CHF 39 million in first half 2006 from CHF 36 million a year earlier, due to higher IT writeoffs.

Operating and Financial Review and Prospects

Wealth Management US

Business Unit Reporting

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.06	30.6.05	1H05

Income		2,858	2,454	16

Adjusted expected credit loss	[1]	0	(2)	100

Total operating income		2,858	2,452	17

Cash components		1,799	1,607	12

Share-based components	[2]	61	56	9

Total personnel expenses		1,860	1,663	12

General and administrative expenses		438	384	14

Services to / from other business units		135	117	15

Depreciation of property and equipment		36	30	20

Amortization of intangible assets		24	24	0

Total operating expenses		2,493	2,218	12

Business Unit performance before tax		365	234	56

Performance indicators
Invested assets (CHF billion)		714	693	3

Net new money (CHF billion)	[3]	9.6	10.5

Interest and dividend income (CHF billion)	[4]	10.3	8.4	23

Gross margin on invested assets (bps)	[5]	76	76	0

Cost / income ratio (%)	[6]	87.2	90.4

Recurring income (CHF million)	[7]	1,685	1,309	29

Revenues per advisor (CHF thousand)	[8]	387	329	18

Capital return and BIS data

Return on allocated regulatory capital (%)	[9]	13.1	9.2

BIS risk-weighted assets		18,131	19,292	(6)

Goodwill		3,579	3,746	(4)

Allocated regulatory capital	[10]	5,392	5,675	(5)

Additional information

Client assets (CHF billion)		790	766	3

Personnel (full-time equivalents)		16,953	17,076	(1)

Financial advisors (full-time equivalents)		7,299	7,474	(2)

1	In management accounts, adjusted expected credit loss rather than credit loss expense is reported for business groups (see Note 2 to the 30 June 2006 financial statements).

2	Additionally includes related social security contributions and expenses related to alternative investment awards.

3	Excludes interest and dividend income.

4	For purposes of comparison with US peers.

5	Income (annualized) / average invested assets.

6	Operating expenses / income.

7	Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.

8	Income (including net goodwill funding) / average number of financial advisors.

9	Year to date Business Group performance before tax (annualized) / allocated regulatory capital year to date average.

10	10% of BIS risk-weighted assets plus goodwill.

Operating and Financial Review and Prospects

Performance indicators

Invested assets were CHF 714 billion on 30 June 2006, up from CHF 693 billion on the same date a year earlier. In US dollar terms, invested assets rose 8%, benefiting from the year-on-year rise in financial markets, and inflows of net new money.

The inflow of net new money in first half 2006 was CHF 9.6 billion, down slightly from CHF 10.5 billion a year ago. Including interest and dividends, net new money in first half 2006 was CHF 19.9 billion, up from CHF 18.9 billion a year ago.

Gross margin on invested assets was 76 basis points in first half 2006, unchanged from a year earlier.

The cost/income ratio was 87.2% in first half 2006, down from 90.4% a year earlier as the increase in income outpaced the rise in operating expenses.

Recurring income in first half 2006 was at an all-time high of CHF 1,685 million, 29% higher than the CHF 1,309 million recorded a year earlier. Excluding the effects of currency fluctuations, recurring income increased 24% in first half 2006, driven by increases in managed account fees, investment advisory fees and interest income from account deposits. Recurring income represented about 59% of income in first half 2006 compared with 53% a year earlier.

Revenues per advisor in first half 2006 were CHF 387,000, up from CHF 329,000 a year earlier. The number of financial advisors was 7,299 on 30 June 2006, down 175 from a year earlier, reflecting attrition and stiff competitive markets for advisors.

Results

In first half 2006, Wealth Management US reported pre-tax profit of CHF 365 million, up 56% compared with CHF 234 million a year earlier. On the same basis but in US dollars, the operating result was 50% higher this half compared with the same period in 2005.

Operating income

Total operating income in first half 2006 was CHF 2,858 million, up 17% from the CHF 2,452 million a year earlier. In US dollar terms, operating income was up 12%, reflecting the record recurring income result.

Operating expenses

In first half 2006, total operating expenses were CHF 2,493 million, up 12% from a year earlier. In US dollar terms, operating expenses were up 8%. This mainly reflected increased personnel expenses and, to a lesser extent, higher general and administrative expenses.

Personnel expenses rose CHF 197 million or 12% to CHF 1,860 million in first half 2006. In US dollar terms, personnel expenses were up 7% from a year earlier. Salaries rose as the business hired new staff, as did broker compensation. Performance-related compensation was slightly lower.

Non-personnel expenses, which include general and administrative, depreciation and amortization expenses, and services provided to and received from other business units, were CHF 633 million in first half 2006, up from CHF 555 million a year earlier. The increase reflects higher advertising, consulting, occupancy, travel and entertainment costs.

Operating and Financial Review and Prospects

Business Banking Switzerland

Business Unit Reporting

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.06	30.6.05	1H05

Interest income		1,662	1,662	0

Non-interest income		905	809	12

Income		2,567	2,471	4

Adjusted expected credit loss	[1]	101	49	106

Total operating income		2,668	2,520	6

Cash components		1,208	1,214	0

Share-based components	[2]	31	20	55

Total personnel expenses		1,239	1,234	0

General and administrative expenses		540	473	14

Services to / from other business units		(334)	(317)	(5)

Depreciation of property and equipment		32	35	(9)

Amortization of intangible assets		0	0

Total operating expenses		1,477	1,425	4

Business Unit performance before tax		1,191	1,095	9

Performance indicators
Invested assets (CHF billion)		155	148	5

Net new money (CHF billion)	[3]	3.3	3.0

Cost / income ratio (%)	[4]	57.5	57.7

Non-performing loans as a % of lending portfolio, gross		1.4	2.0

Impaired lending portfolio as a % of lending portfolio, gross		1.9	2.6

Capital return and BIS data
Return on allocated regulatory capital (%)	[5]	28.0	25.6

BIS risk-weighted assets		85,351	85,557	0

Goodwill (CHF million)		0	0

Allocated regulatory capital	[6]	8,535	8,556	0

Additional information
Deferral (included in adjusted expected credit loss) (CHF million)		266	232	15

Client assets (CHF billion)		900	724	24

Personnel (full-time equivalents)		15,425	15,657	(1)

1	In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see Note 2 to the 30 June 2006 financial statements).

2	Additionally includes related social security contributions and expenses related to alternative investment awards.

3	Excludes interest and dividend income.

4	Operating expenses / income.

5	Year to date Business Unit performance before tax (annualized) / allocated regulatory capital year to date average.

6	10% of BIS risk-weighted assets plus goodwill.

Operating and Financial Review and Prospects

Performance indicators

Net new money, at CHF 3.3 billion in first half 2006, was up slightly from a year earlier.

Invested assets, at CHF 155 billion on 30 June 2006, rose by CHF 7 billion from a year earlier on rising markets and inflows of net new money. During the first half of 2006 we transferred CHF 4.5 billion in client assets to the international and Swiss wealth management business, reflecting the systematic development of client relationships.

In first half 2006, the cost/income ratio was at 57.5%, a 0.2 percentage point improvement from a year earlier.

The loan portfolio, at CHF 143.2 billion on 30 June 2006, was CHF 2.7 billion above its level on the same date a year earlier. Increased demand for private client mortgages more than offset the continuing workout of the recovery portfolio, which fell by CHF 0.8 billion compared to 30 June 2005 to CHF 2.9 billion on 30 June 2006. The non-performing loans ratio improved to 1.4% on 30 June 2006 from 2.0% a year earlier, while the impaired loan ratio was 1.9% at the end of June, down from 2.6% a year earlier.

The return on allocated regulatory capital was 28.0% in first half 2006, up from 25.6% a year earlier, with higher pre-tax profit outpacing the small decrease in allocated regulatory capital.

Results

In first half 2006, Business Banking Switzerland reported a pre-tax profit of CHF 1,191 million, up from CHF 1,095 million a year earlier.

Operating income

Total operating income in first half 2006 was CHF 2,668 million, up from 2,520 million a year earlier. Net interest income was unchanged at CHF 1,662 million. Non-interest income increased to CHF 905 million in first half 2006 from CHF 809 million a year earlier, mainly due to a significant increase in fee income. The adjusted expected credit loss was a recovery of CHF 101 million, higher than the CHF 49 million reported a year earlier.

Operating expenses

Total operating expenses were CHF 1,477 million in first half 2006, up 4% from CHF 1,425 million a year earlier. Personnel expenses rose to CHF 1,239 million in first half 2006 from CHF 1,234 million a year earlier. General and administrative expenses in first half 2006, of CHF 540 million, were up CHF 67 million from a year earlier. At CHF 334 million, net charges to other business units in first half 2006 increased by CHF 17 million from a year earlier. Depreciation in first half 2006 of CHF 32 million was slightly lower than CHF 35 million a year earlier, reflecting a marginal decrease in IT-related depreciation.

Operating and Financial Review and Prospects

Global Asset Management

Business Group Reporting

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.06	30.6.05	1H05

Institutional fees		841	579	45

Wholesale Intermediary fees		708	539	31

Total operating income		1,549	1,118	39

Cash components		568	419	36

Share-based components	[1]	60	42	43

Total personnel expenses		628	461	36

General and administrative expenses		167	142	18

Services to / from other business units		35	61	(43)

Depreciation of property and equipment		11	10	10

Amortization of intangible assets		0	0

Total operating expenses		841	674	25

Business Group performance before tax		708	444	59

Performance indicators
Cost / income ratio (%)	[2]	54.3	60.3

Institutional
Invested assets (CHF billion)		451	396	14

of which: money market funds		18	18	0

Net new money (CHF billion)	[3]	12.0	7.8

of which: money market funds		2.4	(0.6)

Gross margin on invested assets (bps)	[4]	37	31	19

Wholesale Intermediary
Invested assets (CHF billion)		320	290	10

of which: money market funds		57	63	(10)

Net new money (CHF billion)	[3]	4.2	10.9

of which: money market funds		(2.5)	(7.0)

Gross margin on invested assets (bps)	[4]	43	40	8

Capital return and BIS data
Return on allocated regulatory equity (%)	[5]	88.9	61.3

BIS risk-weighted assets		2,146	1,629	32

Goodwill		1,355	1,389	(2)

Allocated regulatory capital	[6]	1,570	1,552	1

Additional information
Invested assets (CHF billion)		771	686	12

Personnel (full-time equivalents)		3,144	2,719	16

1	Additionally includes related social security contributions and expenses related to alternative investment awards.

2	Operating expenses / operating income.

3	Excludes interest and dividend income.

4	Operating income (annualized) / average invested assets.

5	Year to date Business Group performance before tax (annualized) / allocated regulatory capital year to date average.

6	10% of BIS risk-weighted assets plus goodwill.

Operating and Financial Review and Prospects

Performance indicators

The cost / income ratio was 54.3% in first half 2006, down 6.0 percentage points from a year earlier. This reflected higher management fees in all investment areas and higher performance fees in the alternative and quantitative investments business and, to a lesser extent, in traditional asset classes. This was partly offset by higher personnel expenses related to increased levels of staff and higher performance based compensation.

Institutional

Institutional invested assets were CHF 451 billion on 30 June 2006, up CHF 55 billion from a year earlier. This was due to rising markets and inflows of net new money, partly offset by negative currency fluctutations.

Net new money was CHF 12.0 billion, up from CHF 7.8 billion a year earlier. This was due to increases in alternative and quantitative investments, asset allocation, real estate and fixed income mandates, partly offset by declines in equities mandates.

The gross margin rose to 37 basis points in first half from 31 basis points a year earlier, mainly due to performance fees, particularly in alternative and quantitative investments.

Wholesale Intermediary

Invested assets were CHF 320 billion on 30 June 2006, up by CHF 30 billion from the same date a year earlier, reflecting the inflows of net new money, rising financial markets, which were partly offset by negative currency fluctuations.

Net new money inflows in first half were CHF 4.2 billion, down from CHF 10.9 billion a year earlier. Declining inflows were reported in equity and outflows were seen in fixed income funds, partly offset by increasing inflows into asset allocation funds.

The gross margin was 43 basis points in first half 2006, an increase of three basis points, reflecting higher income which outpaced the rise in the asset base.

Results

Pre-tax profit in first half 2006 was CHF 708 million, an increase of 59% compared with the CHF 444 million reported a year earlier, reflecting higher revenues in all businesses partly offset by increasing personnel expenses.

Operating income

Total operating income in first half 2006 was CHF 1,549 million, up 39% from CHF 1,118 million a year earlier. Institutional revenues were CHF 841 million in first half 2006, up from CHF 579 million a year earlier, due to higher management fees in all investment areas, reflecting inflows of net new money, rising markets and improving margins. Performance fees rose significantly in alternative and quantitative investments and, to a lesser extent, in traditional asset classes. Wholesale intermediary revenues were CHF 708 million in first half 2006, up from CHF 539 million a year earlier, also reflecting higher management fees in all investment areas from inflows of net new money, rising markets and improving margins.

Operating expenses

Total operating expenses rose to CHF 841 million in first half 2006, up from CHF 674 million a year earlier. Personnel expenses were CHF 628 million in first half 2006, up from CHF 461 million in first half 2005, mainly related to higher levels of staff and higher performance-related compensation as a result of improving profitability. The transfer of DRCM personnel from the Investment Bank also influenced the increase. General and administrative expenses increased to CHF 167 million in first half 2006 from CHF 142 million a year earlier. Net charges from other

Operating and Financial Review and Prospects

business groups were CHF 35 million in first half 2006, CHF 26 million below 2005’s charges of CHF 61 million, mainly on DRCM-related charges to the Investment Bank for investment management services.

Operating and Financial Review and Prospects

Investment Bank

Business Group Reporting

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.06	30.6.05	1H05

Equities		5,124	3,084	66

Fixed income, rates and currencies		5,074	4,037	26

Investment banking		1,461	1,064	37

Income		11,659	8,185	42

Adjusted expected credit loss	[1]	26	18	44

Total operating income		11,685	8,203	42

Cash components		5,342	3,852	39

Share-based components	[2]	840	584	44

Total personnel expenses		6,182	4,436	39

General and administrative expenses		1,512	962	57

Services to / from other business units		384	298	29

Depreciation of property and equipment		74	59	25

Amortization of intangible assets		29	25	16

Total operating expenses		8,181	5,780	42

Business Group performance before tax		3,504	2,423	45

Performance indicators
Compensation ratio (%)	[3]	53.0	54.2

Cost / income ratio (%)	[4]	70.2	70.6

Non-performing loans as a % of lending portfolio, gross		0.1	0.2

Impaired lending portfolio as a % of lending portfolio, gross		0.2	0.3

Average VaR (10-day 99%)		408.4	359.0	14

Capital return and BIS data
Return on allocated regulatory capital (%)	[5]	36.1	28.7

BIS risk-weighted assets		153,847	142,046	8

Goodwill		4,132	4,215	(2)

Allocated regulatory capital	[6]	19,517	18,420	6

Additional information
Deferral (included in adjusted expected credit loss)
(CHF million)		105	73	44

Client assets (CHF billion)		164	161	2

Personnel (full-time equivalents)		19,512	17,430	12

1	In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see Note 2 to the 30 June 2006 financial statements).

2	Additionally includes related social security contributions and expenses related to alternative investment awards.

3	Personnel expenses / income.

4	Operating expenses / income.

5	Year to date Business Group performance before tax (annualized) / allocated regulatory capital year to date average.

6	10% of BIS risk-weighted assets plus goodwill.

Operating and Financial Review and Prospects

Performance indicators

The cost / income ratio in first half 2006 was 70.2%, down from 70.6% in the same period a year earlier. It was largely unchanged as the increase in revenues was offset by the rise in expenses.

The compensation ratio for first half 2006 was 53.0%, down 1.2 percentage points from the same period last year.

The gross lending portfolio at the Investment Bank was CHF 105 billion at end-June 2006, up CHF 19 billion from the same date a year earlier.

The return on allocated regulatory capital was 36.1% in first half of 2006 compared with 28.7% a year earlier as profit rose at a much greater pace than the regulatory capital required.

Risk-weighted assets were CHF 153.8 billion at end-June, up 8% from a year earlier. This mainly reflected higher undrawn credit facilities in leveraged finance. Higher credit risk on derivatives and broad based increases in market risk also contributed to the growth.

Results

Pre-tax profit in first half 2006 was CHF 3,504 million, up 45% from a year earlier.

Operating income

Total operating income in first half 2006 was CHF 11,685 million, up 42% from the same period a year earlier.

The equities business posted revenues of CHF 5,124 million in first half 2006, up 66% from the same period in 2005. We saw significant growth in our derivatives business in all regions (Asia Pacific, the Americas, and Europe). Primary revenues increased partly from our role as joint global coordinator and bookrunner of Bank of China’s IPO. Cash equity revenues saw solid growth across all regions as volumes increased, particularly in Europe and Asia. Prime brokerage services continued to grow strongly, reflecting the increase in client numbers and customer balances. Equity linked products also had a good half, benefiting from the continued recovery in convertibles markets. Equities revenues were further enhanced by gains on our NYSE membership seats, which were exchanged into shares when it went public, and on the sale of our stake in the London Stock Exchange and the partial disposal of our stake in Babcock & Brown.

Fixed income, rates and currencies revenues were CHF 5,074 million in first half 2006, up 26% from the same period a year ago. Our rates business saw strong performances in mortgage-backed securities and derivatives. The credit business saw a year-on-year increase driven by structured investment grade credit trading. We recorded a loss of CHF 125 million relating to Credit Default Swaps (CDSs) hedging our loan exposures in first half 2006, compared with a gain of CHF 91 million in the same period a year earlier. Municipal securities revenues were down due to a drop in overall market origination activity, which fell from a very strong prior year period. Principal Finance and Credit Arbitrage (PFCA) and Commercial Real Estate (CRE) recorded higher results in first half compared with the same period a year earlier. The first half also saw record results in our foreign exchange and cash and collateral trading businesses as we successfully converted the larger volumes into higher revenues. Metals, in particular precious metals, performed very well in volatile markets. The gain on the sale of our stake in EBS Group, a provider of electronic broking services, also contributed to the result.

Investment banking revenues, at CHF 1,461 million, rose 37% in first half from a year earlier. This reflected revenue growth in all regions, particularly in Asia Pacific where our role as global coordinator and bookrunner of the Bank of China IPO was a highlight of the first half of the year. Revenues from our advisory business showed solid increases. Equity capital markets and leveraged finance saw very strong improvements in first half, while debt capital markets revenues were down slightly from the same period in 2005.

Operating and Financial Review and Prospects

Operating expenses

Total operating expenses in first half 2006 were CHF 8,181 million, up 42% from the same period last year.

Personnel expenses were CHF 6,182 million, up 39% from a year earlier, driven by higher accruals for cash bonuses compared with first half 2005, reflecting revenue growth. In addition, salaries increased and the continued growth of our business resulted in higher personnel numbers. Share-based compensation in first half was up 44% from a year earlier, partly due to the rise in the UBS share price.

General and administrative expenses increased by 57% to CHF 1,512 million mainly driven by the provision for Sumitomo settlement. Professional fees rose, driven by litigation and project expenses, which included costs for DRCM’s transfer. In first half 2005, we also reversed a previously made provision for operational risks. IT outsourcing costs also rose, partly because of investments in our equities infrastructure. Other general and administrative expenses, including travel and occupancy costs, were also up on the year, mainly due to higher business volumes.

Charges from other businesses grew 29% to CHF 384 million compared with first half 2005. The increase reflects higher desktop charges from ITI as well as the charges in June by Global Asset Management for managing the Investment Bank’s funds invested in DRCM.

Depreciation expense was CHF 74 million, up 25% on first half 2005 due to an increase in property depreciation.

Operating and Financial Review and Prospects

Corporate Center

Business Group Reporting

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.06	30.6.05	1H05

Income		294	230	28

Credit loss recovery	[1]	9	143	(94)

Total operating income		303	373	(19)

Cash components		552	481	15

Share-based components	[2]	55	57	(4)

Total personnel expenses		607	538	13

General and administrative expenses		580	536	8

Services to / from other business units		(955)	(847)	(13)

Depreciation of property and equipment		374	453	(17)

Amortization of intangible assets		9	8	13

Total operating expenses	[3]	615	688	(11)

Business Group performance from continuing operations, before tax		(312)	(315)	1

Business Group performance from discontinued operations, before tax		0	266	(100)

Business Group performance before tax		(312)	(49)	(537)

Additional information

BIS risk-weighted assets		8,398	10,368	(19)

Personnel (full-time equivalents)		4,230	5,417	(22)

Personnel excluding IT Infrastructure (ITI) (full-time equivalents)		1,434	2,930	(51)

Personnel (full-time equivalents)		2,796	2,487	12

1	In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in the Corporate Center (see Note 2 to the 30 June 2006 financial statements).

2	Additionally includes related social security contributions and expenses related to alternative investment awards.

3	Includes expenses for the Chairman’s office (comprising the Company Secretary, Board of Directors and Group Internal Audit).

Operating and Financial Review and Prospects

Results

Corporate Center recorded a pre-tax loss from continuing operations of CHF 312 million in first half 2006, compared with a loss of CHF 315 million in the same period a year earlier.

Operating income

Total operating income was CHF 303 million in first half 2006, down CHF 70 million from a year ago, reflecting a significant decline in credit loss recoveries. In first half 2006, the Corporate Center credit loss recovery was CHF 9 million, down from a recovery of CHF 143 million a year earlier.

The credit loss expense or recovery booked in Corporate Center represents the difference between the adjusted expected credit loss expense or recovery booked in the business units and the actual credit loss expense or recovery recognized in the UBS financial statements. In first half 2006, UBS recorded a recovery of CHF 121 million, compared with a recovery of CHF 206 million in first half 2005. In the same period, adjusted expected credit loss recoveries booked in the business units amounted to CHF 112 million. The difference of CHF 9 million was booked in Corporate Center as a credit loss recovery.

Total operating income in first half 2006 benefited from the higher return achieved on the larger equity base. Higher revenues from certain of our interest rate swaps also had a positive impact on operating income. These swaps economically hedge the part of UBS’s Swiss franc mortgage portfolio not funded by Swiss franc deposits and which do not qualify for hedge accounting treatment under IAS 39.

Operating expenses

Total operating expenses were CHF 615 million in first half 2006, down by CHF 73 million from CHF 688 million in the same period in 2005. Personnel expenses were CHF 607 million, up from CHF 538 million in first half 2005. Employees were hired to support business expansion. We also made higher accruals for performance-related compensation. The increase in personnel expenses is also due to hiring in our IT infrastructure business in support of UBS’s business growth. General and administrative expenses rose 8% to CHF 580 million in first half 2006 from a year earlier, mainly reflecting higher rent and maintenance costs. Other businesses were charged CHF 955 million for services provided by Corporate Center in first half 2006, compared with CHF 847 million in the same period a year ago. This is mainly due to higher IT infrastructure costs. Depreciation fell to CHF 374 million from CHF 453 million as several software components came to the end of their depreciation cycle, although that was partially offset by higher expenses on IT infrastructure.

Operating and Financial Review and Prospects

Industrial Holdings

Income statement

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.06	30.6.05	1H05

Continuing operations

Revenues from Industrial Holdings		547	862	(37)

Other income		300	324	(7)

Total operating income		847	1,186	(29)

Personnel expenses		167	235	(29)

General and administrative expenses		132	201	(34)

Services to / from other business units		5	7	(29)

Depreciation of property and equipment		19	33	(42)

Amortization of intangible assets		3	2	50

Goods and materials purchased		248	410	(40)

Total operating expenses		574	888	(35)

Operating profit from continuing operations before tax		273	298	(8)

Tax expense		21	68	(69)

Net profit from continuing operations		252	230	10

Discontinued operations

Profit from discontinued operations before tax		517	173	199

Tax expense		88	55	60

Net profit from discontinued operations		429	118	264

Net profit		681	348	96

Net profit attributable to minority interests		110	114	(4)

from continuing operations		59	(2)

from discontinued operations		51	116	(56)

Net profit attributable to UBS shareholders		571	234	144

from continuing operations		193	232	(17)

from discontinued operations		378	2

Private equity	[1]

Investment	[2]	565	1,202	(53)

Portfolio fair value		965	1,597	(40)

Additional information

Cost / income ratio (%)	[3]	67.8	74.9

BIS risk-weighted assets		727	2,748	(74)

Personnel (full-time equivalents)		6,011	27,103	(78)

1	Only comprises financial investments available-for-sale.

2	Historical cost of investments made, less divestments and impairments.

3	Operating expenses / operating income.

Operating and Financial Review and Prospects

Results

In first half 2006, industrial holdings reported an attributable net profit from continuing operations of CHF 193 million. Industrial holdings also recorded CHF 378 million in attributable net profit from discontinued operations in first half 2006, which reflected mainly the sale of Motor-Columbus.

In first half 2006, we completed the sale of a number of our fully consolidated investments. The realized divestment gain is presented as discontinued operations for industrial holdings. Previous income statements have also been restated to reflect these divestments.

Private equity treated as “Financial Investments available-for-sale” achieved divestment gains of CHF 156 million in first half 2006, with writedowns totaling CHF 9 million.

The level of these investments fell to CHF 565 million on 30 June 2006 from CHF 1,202 million on the same date a year earlier due to a number of exits that were partially offset by the funding of existing commitments. The fair value of this part of the portfolio was CHF 965 million at the end of June 2006, down from 1,597 million a year earlier due to revaluations and successful divestments. Unfunded commitments on 30 June 2006 were CHF 278 million, down from CHF 668 million a year earlier.

Additional Notes to the Financial Statements (unaudited)

The following additional notes which are unaudited are provided to update certain Securities Act filings. They should be read in conjunction with the Financial Statements presented in UBS’s Second Quarter 2006 Report, filed with the SEC on form 6-K on 15 August 2006, UBS’s First Quarter 2006 Report, filed with the SEC on form 6-K on 4 May 2006, UBS’s Annual Report on form 20-F for the year ended 31 December 2005, filed with the SEC on 21 March 2006, and the restated Financial Report 2005 filed with the SEC on form 6-K on 2 June 2006.

NOTE 12 DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

The consolidated Financial Statements of UBS have been prepared in accordance with IFRS. The principles of IFRS differ in certain respects from US GAAP. For a full discussion of the relevant significant accounting and valuation differences between IFRS and US GAAP, see Notes 41 and 42 of the restated Financial Report 2005, filed with the SEC on form 6-K on 2 June 2006. This note updates those disclosures for the six-month period ended 30 June 2006.

12.1 Valuation, Income Recognition and Presentation Differences between IFRS and US GAAP

12.1.1 Equity Participation Plans 2005

In December 2005, the SEC clarified certain provisions of SFAS 123R by stating that awards with non-compete provisions generally do not impose a requisite service period, and therefore expense should not be recognized over a future period. UBS has determined that the appropriate expense recognition period for such awards is the performance year, which is generally the year prior to grant. This is consistent with the approach applied under APB 25. Compensation expense for awards with non-compete provisions is generally recognized over the vesting period under IFRS.

Furthermore, under US GAAP, compensation expense for awards which permit employees, who are eligible for retirement prior to the vesting date, to continue to vest in their award must be recognized over the period from grant until the employee reaches retirement eligibility. Under IFRS 2 such awards are generally recognized over the vesting period, with an acceleration of expense at the actual retirement date.

UBS applied the effect of these clarifications as of 1 January 2005 to the portion of awards for which the service period has not been rendered and that were outstanding (unvested) as of this date. The effects of these clarifications were included in the 31 December 2005 financial statements. UBS has restated the 30 June 2005 US GAAP Income statement to reflect these clarifications. US GAAP Net profit for 30 June 2005 was reduced by CHF 365 million. Basic earnings per share were reduced by CHF 0.18 and Diluted earnings per share were reduced by CHF 0.17.

CHF 1,450 million has been reclassified from Other liabilities to Shareholders’ equity in the 31 December 2005 US GAAP Balance sheet. The reclassification relates to equity-settled awards which were recorded in Other liabilities.

Additional Notes to the Financial Statements (unaudited)

(continued)

12.2 Reconciliation of IFRS Equity Attributable to UBS Shareholders to US GAAP Shareholders’ Equity and IFRS Net Profit Attributable to UBS Shareholders to US GAAP Net Profit

			Equity attributable to UBS		Net profit attributable to
	Note 41.1	Additional	shareholders		UBS shareholders
	and	Reference	(IFRS)/Shareholders'		(IFRS)/Net profit (US GAAP)
	Note 41.5	for	equity (US GAAP) as at		- for the six months ended
CHF million	Reference	30.6.06	30.6.06	31.12.05	30.6.06	30.6.05

Amounts determined in accordance with IFRS			45,465	44,324	6,651	4,772

Adjustments in respect of:

SBC purchase accounting goodwill and other purchase accounting adjustments	a		15,104	15,116	(12)	(18)

Goodwill	b		2,363	2,373	0	0

Purchase accounting under IFRS 3 and FAS 141	c		(26)	(86)	(6)	3

Derivative instruments	d		(24)	(40)	71	(412)

Financial investments and private equity	e		(662)	325	46	(202)

Pension and other post-retirement benefit plans	f,g		381	229	152	14

Equity participation plans	h	Note 12.1.1	757	658	(322)	331

Consolidation of variable interest entities (VIEs) and deconsolidation of entities issuing preferred securities	i		5	(98)	8	0

Financial assets and liabilities designated at fair value through profit and loss	j		(1,654)	(197)	(1,328)	299

Physically settled written puts	k		193	131	3	4

Investment properties	l		(10)	(8)	(2)	0

Other adjustments			15	74	(57)	(15)

Tax adjustments			(610)	(876)	94	253

Total adjustments			15,832	17,601	(1,353)	257

Amounts determined in accordance with US GAAP			61,297	61,925	5,298	5,029

Other comprehensive income					(1,238)	1,753

Comprehensive income					4,060	6,782

The letter and number references above refer to the discussions in Notes 41.1 and 41.5 of the restated Financial Report 2005 filed with the SEC on 2 June 2006. Other references are further explained in Note 12.1. These references indicate which IFRS to US GAAP adjustments affect an individual financial statement caption.

Additional Notes to the Financial Statements (unaudited)

(continued)

12.3 Earnings Per Share

Under both IFRS and US GAAP, basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding.

Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period. The computation of basic and diluted EPS for the six-month periods ended 30 June 2006 and 30 June 2005 is presented in the following table:

For the six months ended	30.6.06		30.6.05
	US GAAP	IFRS	US GAAP	IFRS

Net profit (US GAAP) / Net profit attributable to UBS shareholders (IFRS) - available for ordinary shares (CHF million)	5,298	6,651	5,029	4,772

from continuing operations	4,995	6,273	4,749	4,549

from discontinued operations	303	378	280	223

Net profit (US GAAP) / Net profit attributable to UBS shareholders (IFRS) - for diluted EPS (CHF million)	5,287	6,640	5,025	4,768

from continuing operations	4,984	6,262	4,756	4,556

from discontinued operations	303	378	269	212

Weighted average shares outstanding	1,980,944,862	1,982,049,752	2,032,467,116	2,032,452,268

Diluted weighted average shares outstanding	2,069,682,300	2,069,682,300	2,129,194,934	2,129,194,934

Basic earnings per share (CHF)	2.67	3.36	2.47	2.35

from continuing operations	2.52	3.16	2.34	2.24

from discontinued operations	0.15	0.20	0.13	0.11

Diluted earnings per share (CHF)	2.55	3.21	2.36	2.24

from continuing operations	2.41	3.03	2.23	2.14

from discontinued operations	0.14	0.18	0.13	0.10

The total equivalent shares outstanding on options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 50,240,336 and 90,537,862 for the six-month periods ended 30 June 2006 and 30 June 2005, respectively.

All share and earnings per share figures reflect the 2-for-1 share split made on 10 July 2006.

Additional Notes to the Financial Statements (unaudited)

(continued)

12.4 UBS Income Statement

The following is a Consolidated Income Statement of UBS, for the six months ended 30 June 2006 and 30 June 2005, restated to reflect the impact of valuation and income recognition differences and presentation differences between IFRS and US GAAP.

CHF million
		30.6.06		30.6.05
For the six months ended	Reference	US GAAP	IFRS	US GAAP	IFRS

Continuing operations

Operating income
Interest income	a,d,e,i,j,4,5	40,379	40,385	27,940	28,072

Interest expense	a,c,e,i,j,4,5	(37,245)	(37,227)	(22,894)	(23,201)

Net interest income		3,134	3,158	5,046	4,871

Credit loss (expense)/recovery		121	121	206	206

Net interest income after credit loss expense		3,255	3,279	5,252	5,077

Net fee and commission income		12,651	12,651	10,027	10,027

Net trading income	d,e,i,j,k,4,5	6,040	7,494	3,068	3,485

Other income	c,e,i,l	1,377	1,313	400	635

Revenues from Industrial Holdings	e	0	547	0	862

Total operating income		23,323	25,284	18,747	20,086

Operating expenses
Personnel expenses	e,f,h, Note 12.1.1	12,304	12,304	9,348	9,819

General and administrative expenses	e,i	3,663	3,790	2,891	3,081

Depreciation of property and equipment	a,e	582	585	638	656

Amortization of intangible assets	c,e	62	69	61	63

Goods and materials purchased	e	0	248	0	410

Total operating expenses		16,611	16,996	12,938	14,029

Operating profit from continuing operations before tax		6,712	8,288	5,809	6,057

Tax expense		1,680	1,774	998	1,270

Minority interests (US GAAP) – from continuing operations	e,i	37		100

Net profit from continuing operations		4,995	6,514	4,711	4,787

Discontinued operations

Profit from discontinued operations before tax	e	457	517	505	439

Tax expense		91	88	95	100

Minority interests (US GAAP) – from discontinued operations		63		130

Net profit/(loss) from discontinued operations	e	303	429	280	339

Net profit (IFRS)			6,943		5,126

Net profit attributable to minority interests (IFRS)	e,i		292		354

from continuing operations			241		238
from discontinued operations			51		116

Cumulative adjustment due to the adoption of SFAS 123 (revised 2004), “Share-Based Payment” on 1 January 2005, net of tax				38

Net profit (US GAAP) / Net profit attributable to UBS shareholders (IFRS)		5,298	6,651	5,029	4,772

from continuing operations		4,995	6,273	4,749	4,549
from discontinued operations		303	378	280	223

Other comprehensive income		(1,238)		1,753

Comprehensive income		4,060		6,782

Additional Notes to the Financial Statements (unaudited)

(continued)

The letter and number references on the previous page refer to the discussions in Notes 41.1 and 41.5 of the restated Financial Report 2005 filed with the SEC on 2 June 2006. Other references are further explained in Note 12.1. These references indicate which IFRS to US GAAP adjustments affect an individual financial statement caption.

Additional Notes to the Financial Statements (unaudited)

(continued)

12.5 UBS Balance Sheet

The following is a Condensed Consolidated Balance Sheet of UBS, as of 30 June 2006 and 31 December 2005, restated to reflect the impact of valuation and income recognition principles and presentation differences between IFRS and US GAAP.

		30.6.06		31.12.05
CHF million	Reference	US GAAP	IFRS	US GAAP	IFRS

Assets
Cash and balances with central banks		4,584	4,584	5,359	5,359

Due from banks	e,i,j,1,4,5	47,957	47,668	33,427	33,644

Cash collateral on securities borrowed	4	321,089	321,439	300,200	300,331

Reverse repurchase agreements	4	358,255	397,055	359,883	404,432

Trading portfolio assets	e,i,j,1,5	557,525	564,226	505,717	499,297

Trading portfolio assets pledged as collateral	4,5	309,172	186,699	272,494	154,759

Positive replacement values	i,j,1,4,5	319,401	315,568	337,105	333,782

Financial assets designated at fair value	j		1,074		1,153

Loans	a,e,i,j,1,5	281,662	280,602	267,530	269,969

Financial investments	e,i,j,1,2	4,058	7,091	3,407	6,551

Securities received as collateral	3	62,126		67,430

Accrued income and prepaid expenses	e,i,j	9,177	9,236	8,853	8,918

Investments in associates	c,e	1,440	1,600	2,554	2,956

Property and equipment	a,c,e,l	6,905	6,739	9,282	9,423

Goodwill	a,b,e	27,381	10,607	28,104	11,313

Other intangible assets	c,e	1,032	1,078	1,665	2,173

Private equity investments	e,2	2,623		2,210

Other assets	c,d,e,f,h,i,j,1,2	107,246	21,409	116,831	16,190

Total assets		2,421,633	2,176,675	2,322,051	2,060,250

Liabilities
Due to banks	e,i,j,1,5	168,280	166,366	127,252	124,328

Cash collateral on securities lent	4	84,479	86,620	77,226	77,267

Repurchase agreements	i,j,4	459,447	482,294	464,957	478,508

Trading portfolio liabilities	i,j,4,1	243,209	206,757	201,212	188,631

Obligation to return securities received as collateral	3	62,126		67,430

Negative replacement values	i,j,k,1,4,5	396,699	313,639	432,290	337,663

Financial liabilities designated at fair value	i,j		124,934		117,401

Due to customers	e,i,j,1,5	514,002	502,170	466,410	451,533

Accrued expenses and deferred income	e,i,j	15,817	15,475	18,707	18,392

Debt issued	a,c,e,i,j,1,5	271,284	170,570	240,212	160,710

Other liabilities	c,d,e,f,g,h,i,j,k,l,1	144,101	56,324	162,422	53,874

Total liabilities		2,359,444	2,125,149	2,258,118	2,008,307

Minority interests	c,e,i,	892	6,061	2,008	7,619

Total shareholders’ equity (US GAAP)/Equity attributable to UBS shareholders (IFRS)		61,297	45,465	61,925	44,324

Total equity (IFRS)			51,526		51,943

Total liabilities, minority interests and shareholders’ equity		2,421,633	2,176,675	2,322,051	2,060,250

The letter and number references above refer to the discussions in Notes 41.1 and 41.5 of the restated Financial Report 2005 filed with the SEC on 2 June 2006. Other references are further explained in Note 12.1. These references indicate which IFRS to US GAAP adjustments affect an individual financial statement caption. Certain prior year US GAAP amounts have been reclassified to conform to the current year’s presentation.

Additional Notes to the Financial Statements (unaudited)

(continued)

Additional Notes to the Financial Statements (unaudited)

(continued)

NOTE 13 ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP AND SEC RULES

In addition to the differences in valuation, income recognition and presentation, disclosure differences exist between IFRS and US GAAP. The following are additional disclosures that relate to the basic Financial Statements required under US GAAP. All amounts are on an IFRS basis.

13.1 Pension and Other Post-Retirement Benefit Plans

The net periodic pension costs for the defined benefit plans for the six-month periods ended 30 June 2006 and 30 June 2005 were the following:

CHF million	Swiss		Foreign
For the six months ended	30.6.06	30.6.05	30.6.06	30.6.05

Components of net periodic pension cost
Service cost	284	312	39	40

Interest cost	306	325	122	117

Expected return on plan assets	(499)	(463)	(141)	(130)

Increase / (decrease) of unrecognized assets	314	140

Special termination benefits	9	22

Amortization of unrecognized net (gains) / losses	13	47	33	33

Employee contributions	(109)	(103)

Net periodic pension cost	318	280	53	60

The net periodic pension cost for the post-retirement medical and life plans for the six-month periods ended 30 June 2006 and 30 June 2005 were CHF 12 million and CHF 10 million, respectively.

13.2 Contingent Liabilities

	Guaranteed amounts as of
(CHF million)	30.6.06	31.12.05

Contingent liabilities
Credit guarantees and similar instruments[1]	12,133	11,526
Sub-participations	(639)	(719)

Total	11,494	10,807

Performance guarantees and similar instruments[2]	2,766	2,805
Sub-participations	(315)	(335)

Total	2,451	2,470

Documentary credits	2,783	2,235
Sub-participations	(154)	(207)

Total	2,629	2,028

Gross contingent liabilities	17,682	16,566
Sub-participations	(1,108)	(1,261)

Net contingent liabilities	16,574	15,305

of which secured collateral on gross contingent liabilities	9,940	9,913

1	Credit guarantees in the form of bills of exchange and other guarantees, including guarantees in the form of irrevocable letters of credit, endorsement liabilities from bills rediscounted, advance payment guarantees and similar facilities.
2	Bid bonds, performance bonds, builders’ guarantees, letters of indemnity, other performance guarantees in the form of irrevocable letters of credit and similar facilities.

Additional Notes to the Financial Statements (unaudited)

(continued)

The market value of guarantees in the form of written put options amounted to CHF 363,007 million at 30 June 2006 and CHF 317,973 million at 31 December 2005. As part of its trading and market-making activities, UBS writes put options on a broad range of underlyings. For writing put options, UBS receives a premium, which is recognized as negative replacement value on the balance sheet. The contract volume of a written put option, which is the number of units of the underlying multiplied by the exercise price per unit, is considered a market price guarantee issued, because the option holder is entitled to make UBS purchase the underlying at the stated exercise price. The fair value of all written put options is recognized on the balance sheet as negative replacement value, which is significantly lower than the underlying total contract volume that represents the maximum potential payment UBS could be required to make upon exercise of the puts. The exposure from writing put options is hedged through UBS’s standard risk management process at a level that is within the set risk limits. Accordingly, neither the underlying total contract volume nor the negative replacement value is indicative of the actual risk exposure arising from written put options.

13.3 Ratio of Earnings to Fixed Charges

The following table sets forth UBS AG’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented as there were no preferred stock dividends in any of the periods indicated. The ratios calculated on a US GAAP basis are not materially different from the IFRS ratios for the periods presented.

		For the six
		months ended	For the year ended
CHF million, except for ratios		30.6.06	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Pre-tax earnings from continuing operations	[1]	7,942	11,966	9,614	6,836	3,459	5,823
Add: Fixed charges		37,674	50,598	28,309	28,629	30,297	45,090

Pre-tax earnings before fixed charges		45,616	62,564	37,923	35,465	33,756	50,913

Fixed charges:
Interest		37,227	49,758	27,484	27,784	29,417	44,236
Other	[2]	447	840	825	845	880	854

Total fixed charges		37,674	50,598	28,309	28,629	30,297	45,090

Ratio of earnings to fixed charges		1.21	1.24	1.34	1.24	1.11	1.13

1	Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates.

2	Other fixed charges is the interest component of rental expense.

Additional Notes to the Financial Statements (unaudited)

(continued)

13.4 Reporting by Business Group

The total assets in the Industrial Holdings segment decreased from CHF 11,549 million on 31 December 2005 to CHF 2,269 million on 30 June 2006. The decrease is mainly due to the sale of Motor-Columbus on 23 March 2006. There were no material changes to the assets of other segments during the first half of 2006. See Note 2 to the 30 June 2006 Financial Statements for further details on segment reporting.

13.5 Recently Issued US Accounting Standards

In June 2005, the FASB ratified the consensus on EITF Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), which provides guidance in determining whether a general partner controls a limited partnership. EITF 04-5 stipulates that the general partner in a limited partnership is presumed to control that limited partnership unless the limited partners have either substantive kick-out rights or substantive participating rights. EITF 04-5 was effective after 29 June 2005 for new limited partnership agreements and for pre-existing limited partnership agreements that are modified; otherwise, the guidance was effective as of 1 January 2006 for existing unmodified partnerships. Adoption of EITF 04-5 did not have a material impact on UBS’s Financial Statements.

As part of its convergence efforts with the IASB, the FASB issued Statement No. 154, Accounting Changes and Error Corrections – a Replacement of APB Opinion No. 20 and FASB Statement No. 3 (Statement 154) in May 2005. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. Statement 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable, whereas Opinion 20 previously required that the cumulative effect of most voluntary changes in accounting principle be recognized in the net income of the period of the change. Statement 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. Adoption of Statement 154 did not have a material impact on UBS’s Financial Statements.

Recently Issued US Accounting Standards Not Yet Adopted

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Instruments (Statement 155), an amendment of FASB Statements No. 133 and 140. Statement 155 permits UBS to elect to measure any hybrid financial instrument at fair value, with changes in fair value recognized in Net profit, if the hybrid instrument contains an embedded derivative that would otherwise require bifurcation under Statement 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. Statement 155 is effective after the beginning of an entity’s first fiscal year that begins after 15 September 2006, with early adoption permitted in certain circumstances. UBS did not elect to early adopt Statement 155 and; therefore, will adopt the new standard as of 1 January 2007. UBS is still assessing the impact of applying Statement 155.

In March 2006, the FASB issued Statement of Financial Accounting Standard No. 156, Accounting for Servicing of Financial Assets, (Statement 156). Statement 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. Statement 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. Statement 156 is effective in fiscal years beginning after 15 September 2006. The adoption of SFAS 156 is not expected to have a material impact on UBS’s Financial Statements.

Additional Notes to the Financial Statements (unaudited)

(continued)

In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6, Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R) (FSP FIN 46(R)-6). FSP FIN 46(R)-6 addresses the application of FIN 46(R), Consolidation of Variable Interest Entities, in determining whether certain contracts or arrangements with a variable interest entity (VIE) are variable interests by requiring companies to base its evaluation on an analysis of the VIE’s purpose and design, rather than on its legal form or accounting classification. FSP FIN 46(R)-6 is effective for all newly created VIEs or for those that must be re-analyzed under FIN 46(R) as of 1 July 2006. Adoption of FSP FIN 46(R)-6 is not expected to have a material impact on UBS’s Financial Statements.

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS 109, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position. FIN 48 is effective for years commencing after 15 December 2006. UBS is currently evaluating the effect that the adoption of FIN 48 will have on its financial position and results of operations.

On 15 September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (Statement 157). Statement 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity’s fair value measurements. Additionally, Statement 157 eliminates the requirement to defer calculated profit or loss on transaction values that include unobservable inputs (‘Day 1 profit and loss’) and eliminates the use of block discounts for securities traded in an active market. Statement 157 is effective for financial statements issued for fiscal years beginning after 15 November 2007. The provisions of Statement 157 should be applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit or loss. Those changes should be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. UBS is still assessing the impact Statement 157 will have on its Financial Statements.

13.6 Post Balance-Sheet Events

Piper Jaffray Companies’ Private Client Services Branch Network

On 14 August 2006, UBS announced the completion of the acquisition of Piper Jaffray Companies’ Private Client Services branch network. Under terms of the transaction, the final price of the acquisition is approximately USD 500 million (approximately CHF 610 million). UBS has retained approximately 700 Piper Jaffray Financial Advisors, which corresponds to approximately 80% of the acquired branch network. Approximately 90 Piper Jaffray wealth management offices, mainly located in the Midwest and western United States, serving 190,000 households will be renamed and integrated into UBS Wealth Management US. The purchase price will mainly be allocated to intangible assets and goodwill.

McDonald Investments’ Branch Network

On 6 September 2006, UBS announced the acquisition of the branch network of McDonald Investments, a unit of KeyCorp, for a purchase price up to USD 280 million (up to CHF 342 million). Based in Cleveland, Ohio, McDonald Investments has approximately 340 financial advisors, 165,000 accounts and total client assets of approximately USD 30 billion (approximately CHF 37 billion). The acquisition comprises 51 branch offices throughout the Northeast, Midwest, Rocky Mountain and Northwest states, including the offices of Gradison and Gradison Asset Management. The unit provides comprehensive wealth management services to affluent and high net worth individuals, including estate planning, retirement planning and asset management solutions and will be integrated into Wealth Management US. The transaction is expected to close in the first quarter of 2007, subject to regulatory approval.

Additional Notes to the Financial Statements (unaudited)

(continued)

Additional Notes to the Financial Statements (unaudited)

(continued)

13.7 Supplemental Guarantor Information

Guarantee of PaineWebber Securities

Following the acquisition of Paine Webber Group Inc., UBS AG made a full and unconditional guarantee of the senior and subordinated notes and trust preferred securities (“Debt Securities”) of PaineWebber. Prior to the acquisition, PaineWebber was an SEC registrant. Upon the acquisition, PaineWebber was merged into UBS Americas, Inc., a wholly owned subsidiary of UBS.

Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS without first proceeding against UBS Americas Inc. UBS’s obligations under the subordinated note guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 30 June 2006, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 2,110 billion.

The information presented in this note is prepared in accordance with IFRS and should be read in conjunction with the consolidated Financial Statements of UBS of which this information is a part. At the bottom of each column, Net profit and Shareholders’ equity have been reconciled to US GAAP. See Note 12 for a detailed reconciliation of the IFRS Financial Statements to US GAAP on a consolidated basis.

Additional Notes to the Financial Statements (unaudited)

(continued)

Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating	UBS
For the six months ended 30 June 2006	Parent Bank [1]	Americas Inc.	Subsidiaries	Entries	Group

Operating income

Interest income	27,752	20,265	16,408	(24,040)	40,385

Interest expense	(25,857)	(19,272)	(16,138)	24,040	(37,227)

Net interest income	1,895	993	270	0	3,158

Credit loss (expense)/recovery	121	0	0	0	121

Net interest income after credit loss expense	2,016	993	270	0	3,279

Net fee and commission income	5,767	4,127	2,757	0	12,651

Net trading income	5,984	845	665	0	7,494

Income from subsidiaires	1,455	0	0	(1,455)	0

Other income	486	633	194	0	1,313

Revenues from Industrial Holdings	0	0	547	0	547

Total operating income	15,708	6,598	4,433	(1,455)	25,284

Operating expenses

Personnel expenses	6,482	4,210	1,612	0	12,304

General and administrative expenses	1,363	1,489	938	0	3,790

Depreciation of property and equipment	440	68	77	0	585

Amortization of intangible assets	11	38	20	0	69

Goods and materials purchased	0	0	248	0	248

Total operating expenses	8,296	5,805	2,895	0	16,996

Operating profit/(loss) from continuing operations before tax	7,412	793	1,538	(1,455)	8,288

Tax expense / (benefit)	1,110	394	270	0	1,774

Net profit /(loss) from continuing operations	6,302	399	1,268	(1,455)	6,514

Net profit / (loss) from discontinued operations	349	0	80	0	429

Net profit / (loss)	6,651	399	1,348	(1,455)	6,943

Net profit / (loss) attributable to minority interests	0	8	284	0	292

Net profit / (loss) attributable to UBS shareholders	6,651	391	1,064	(1,455)	6,651

Net profit /(loss) US GAAP [2]	4,340	106	852	0	5,298

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Refer to Note 12 for a description of the differences between IFRS and US GAAP.

Additional Notes to the Financial Statements (unaudited)

(continued)

Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating	UBS
For the six months ended 30 June 2005	Parent Bank [1]	Americas Inc.	Subsidiaries	Entries	Group

Operating income

Interest income	19,720	11,566	9,354	(12,568)	28,072

Interest expense	(16,696)	(9,982)	(9,091)	12,568	(23,201)

Net interest income	3,024	1,584	263	0	4,871

Credit loss (expense)/recovery	207	(1)	0	0	206

Net interest income after credit loss expense	3,231	1,583	263	0	5,077

Net fee and commission income	4,681	3,400	1,946	0	10,027

Net trading income	3,380	(117)	222	0	3,485

Income from subsidiaires	(1,027)	0	0	1,027	0

Other income	2,400	211	(1,976)	0	635

Revenues from Industrial Holdings	0	0	862	0	862

Total operating income	12,665	5,077	1,317	1,027	20,086

Operating expenses

Personnel expenses	5,261	3,496	1,062	0	9,819

General and administrative expenses	1,106	1,105	870	0	3,081

Depreciation of property and equipment	506	67	83	0	656

Amortization of intangible assets	11	34	18	0	63

Goods and materials purchased	0	0	410	0	410

Total operating expenses	6,884	4,702	2,443	0	14,029

Operating profit/(loss) from continuing operations before tax	5,781	375	(1,126)	1,027	6,057

Tax expense / (benefit)	1,009	283	(22)	0	1,270

Net profit /(loss) from continuing operations	4,772	92	(1,104)	1,027	4,787

Net profit / (loss) from discontinued operations	0	0	339	0	339

Net profit / (loss)	4,772	92	(765)	1,027	5,126

Net profit / (loss) attributable to minority interests	0	(2)	356	0	354

Net profit / (loss) attributable to UBS shareholders	4,772	94	(1,121)	1,027	4,772

Net profit /(loss) US GAAP [2]	6,026	145	(1,142)	0	5,029

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Refer to Note 12 for a description of the differences between IFRS and US GAAP.

Additional Notes to the Financial Statements (unaudited)

(continued)

Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG Parent	UBS		Consolidating	UBS
As of 30 June 2006	Bank [1]	Americas Inc.	Subsidiaries	Entries	Group

Assets

Cash and balances with central banks	3,584	69	931	0	4,584

Due from banks	136,748	20,450	183,820	(293,350)	47,668

Cash collateral on securities borrowed	144,342	264,947	160,375	(248,225)	321,439

Reverse repurchase agreements	231,544	146,802	315,791	(297,082)	397,055

Trading portfolio assets	291,725	146,936	125,565	0	564,226

Trading portfolio assets pledged as collateral	111,904	43,768	31,027	0	186,699

Positive replacement values	323,969	6,168	164,037	(178,606)	315,568

Financial assets designated at fair value	2,139	475	5,550	(7'090)	1,074

Loans	366,321	41,284	24,934	(151,937)	280,602

Financial investments	4,407	693	1,991	0	7,091

Accrued income and prepaid expenses	5,993	3,411	2,804	(2,972)	9,236

Investments in associates	33,126	174	320	(32,020)	1,600

Property and equipment	5,274	530	935	0	6,739

Goodwill and other intangible assets	228	10,310	1,147	0	11,685

Other assets	13,003	4,642	6,839	(3,075)	21,409

Total assets	1,674,307	690,659	1,026,066	(1,214,357)	2,176,675

Liabilities

Due to banks	229,002	106,672	124,042	(293,350)	166,366

Cash collateral on securities lent	135,872	59,566	139,407	(248,225)	86,620

Repurchase agreements	156,763	339,153	283,460	(297,082)	482,294

Trading portfolio liabilities	108,879	65,755	32,123	0	206,757

Negative replacement values	324,962	6,418	160,865	(178,606)	313,639

Financial liabilities designated at fair value	102,096	10	29,918	(7,090)	124,934

Due to customers	456,211	69,528	128,368	(151,937)	502,170

Accrued expenses and deferred income	8,900	6,040	3,507	(2,972)	15,475

Debt issued	89,001	26,677	54,892	0	170,570

Other liabilities	12,555	3,714	43,130	(3,075)	56,324

Total liabilities	1,624,241	683,533	999,712	(1,182,337)	2,125,149

Equity attributable to UBS shareholders	50,066	7,419	20,000	(32,020)	45,465

Equity attributable to minority interests	0	(293)	6,354	0	6,061

Total equity	50,066	7,126	26,354	(32,020)	51,526

Total liabilities and equity	1,674,307	690,659	1,026,066	(1,214,357)	2,176,675

Total shareholders’ equity – US GAAP [2]	30,880	9,341	21,076	0	61,297

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Refer to Note 12 for a description of the differences between IFRS and US GAAP.

Additional Notes to the Financial Statements (unaudited)

(continued)

Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG Parent	UBS		Consolidating	UBS
As of 31 December 2005	Bank [1]	Americas Inc.	Subsidiaries	Entries	Group

Assets

Cash and balances with central banks	2,712	5	2,642	0	5,359

Due from banks	127,321	14,684	156,999	(265,360)	33,644

Cash collateral on securities borrowed	110,001	257,943	118,415	(186,028)	300,331

Reverse repurchase agreements	240,762	162,069	284,360	(282,759)	404,432

Trading portfolio assets	299,750	174,707	24,840	0	499,297

Trading portfolio assets pledged as collateral	79,333	36,956	38,470	0	154,759

Positive replacement values	330,894	6,656	158,514	(162,282)	333,782

Financial assets designated at fair value	2,186	737	(1,770)	0	1,153

Loans	289,577	41,901	33,987	(95,496)	269,969

Financial investments	3,198	910	2,443	0	6,551

Accrued income and prepaid expenses	5,720	3,135	4,877	(4,814)	8,918

Investments in associates	31,250	173	1,974	(30,441)	2,956

Property and equipment	5,462	592	3,369	0	9,423

Goodwill and other intangible assets	641	11,095	1,750	0	13,486

Other assets	7,456	3,758	7,468	(2,492)	16,190

Total assets	1,536,263	715,321	838,338	(1,029,672)	2,060,250

Liabilities

Due to banks	181,592	126,834	81,262	(265,360)	124,328

Cash collateral on securities lent	102,698	50,395	110,202	(186,028)	77,267

Repurchase agreements	132,073	360,932	268,262	(282,759)	478,508

Trading portfolio liabilities	113,171	69,460	6,000	0	188,631

Negative replacement values	337,172	7,274	155,499	(162,282)	337,663

Financial liabilities designated at fair value	93,207	0	24,194	0	117,401

Due to customers	419,301	63,243	64,485	(95,496)	451,533

Accrued expenses and deferred income	10,090	7,494	5,622	(4,814)	18,392

Debt issued	87,267	19,496	53,947	0	160,710

Other liabilities	10,431	3,594	42,341	(2,492)	53,874

Total liabilities	1,487,002	708,722	811,814	(999,231)	2,008,307

Equity attributable to UBS shareholders	49,261	6,485	19,019	(30,441)	44,324

Equity attributable to minority interests	0	114	7,505	0	7,619

Total equity	49,261	6,599	26,524	(30,441)	51,943

Total liabilities and equity	1,536,263	715,321	838,338	(1,029,672)	2,060,250

Total shareholders’ equity – US GAAP [2]	33,302	8,415	20,208	0	61,925

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Refer to Note 12 for a description of the differences between IFRS and US GAAP.

Additional Notes to the Financial Statements (unaudited)

(continued)

Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS Americas
For the period ended 30 June 2006	Parent Bank [1]	Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	18,035	(10,347)	10,688	18,376

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(521)	0	0	(521)

Disposal of subsidiaries and associates	929	0	0	929

Purchase of property and equipment	(612)	(72)	(117)	(801)

Disposal of property and equipment	295	30	253	578

Net (investment in) / divestment of financial investments	389	754	268	1,411

Net cash flow from / (used in) investing activities	480	712	404	1,596

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	(1,446)	3,350	2,561	4,465

Net movements in treasury shares and own equity derivative activity	(1,753)	0	0	(1,753)

Capital issuance	1	0	0	1

Dividends paid	(3,214)	0	0	(3,214)

Issuance of long-term debt, including financial liabilities designated at fair value	50,966	5,739	5,779	62,484

Repayment of long-term debt, including financial liabilities designated at fair value	(38,340)	(584)	(7,148)	(46,072)

Increase in minority interests	0	(15)	1,234	1,219

Dividend payments to / and purchase from minority interests	0	(431)	(295)	(726)

Net activity in investments in subsidiaries	(2,080)	1,109	971	0

Net cash flow from / (used in) financing activities	4,134	9,168	3,102	16,404

Effects of exchange rate differences	(376)	(1,219)	(1,759)	(3,354)

Net increase / (decrease) in cash and cash equivalents	22,273	(1,686)	12,435	33,022

Cash and cash equivalents, beginning of period	68,548	13,531	8,963	91,042

Cash and cash equivalents, end of period	90,821	11,845	21,398	124,064

Cash and cash equivalents comprise:

Cash and balances with central banks	3,584	69	931	4,584

Money market paper [2]	66,454	7,661	3,351	77,466

Due from banks with original maturity of less than three months	20,783	4,115	17,116	42,014

Total	90,821	11,845	21,398	124,064

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 13,065 million was pledged at 30 June 2006.

Additional Notes to the Financial Statements (unaudited)

(continued)

Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS Americas
For the period ended 30 June 2005	Parent Bank [1]	Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	13,371	(10,181)	(36,089)	(32,899)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(392)	0	0	(392)

Disposal of subsidiaries and associates	631	0	0	631

Purchase of property and equipment	(493)	(63)	(109)	(665)

Disposal of property and equipment	220	3	78	301

Net (investment in) / divestment of financial investments	101	(189)	(401)	(489)

Net cash flow from / (used in) investing activities	67	(249)	(432)	(614)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	22,216	(14)	7,566	29,768

Net movements in treasury shares and own equity derivative activity	895	0	0	895

Capital issuance	1	0	0	1

Dividends paid	(3,105)	0	0	(3,105)

Issuance of long-term debt, including financial liabilities designated at fair value	13,457	10,834	9,978	34,269

Repayment of long-term debt, including financial liabilities designated at fair value	(8,807)	(678)	(2,773)	(12,258)

Increase in minority interests	0	0	1,546	1,546

Dividend payments to / and purchase from minority interests	0	(147)	(212)	(359)

Net activity in investments in subsidiaries	(2,184)	(64)	2,248	0

Net cash flow from / (used in) financing activities	22,473	9,931	18,353	50,757

Effects of exchange rate differences	4,700	(229)	1,941	6,412

Net increase / (decrease) in cash and cash equivalents	40,611	(728)	(16,227)	23,656

Cash and cash equivalents, beginning of period	50,037	16,095	20,959	87,091

Cash and cash equivalents, end of period	90,648	15,367	4,732	110,747

Cash and cash equivalents comprise:

Cash and balances with central banks	2,944	13	696	3,653

Money market paper [2]	56,327	7,164	1,275	64,766

Due from banks maturing in less than 3 months	31,377	8,190	2,761	42,328

Total	90,648	15,367	4,732	110,747

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 6,347 million was pledged at 30 June 2005.

Guarantee of Other Securities

UBS AG, acting through wholly owned finance subsidiaries, has issued the following trust preferred securities:

USD billion, unless otherwise
indicated		Outstanding as of 30.6.06
Issuing Entity	Type of security	Date issued	Interest (%)	Amount

UBS Preferred Funding Trust I	Trust preferred securities	October 2000	8.622	1.5

UBS Preferred Funding Trust II	Trust preferred securities	June 2001	7.247	0.5

UBS Preferred Funding Trust IV	Floating rate noncumulative trust preferred securituies	May 2003	one-month LIBOR +0.7%	0.3

UBS Preferred Funding Trust V	Trust preferred securities	May 2006	6.243	1.0

In June 2006, USD 300 million (at 7.25%) of Trust preferred securities also issued in June 2001 were redeemed.

UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under the trust preferred securities guarantees are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 30 June 2006, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 2,110 billion.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Peter Wuffli
	Name:	Peter Wuffli
	Title:	Group Chief Executive Officer

By:	/s/ Clive Standish
	Name:	Clive Standish
	Title:	Group Chief Financial Officer

Date: September 29, 2006